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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Schild Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 North Hiatus Road, Suite 103
(No. and Street)

Pembroke Pines, Florida 33026
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arthur N. Framke, CFO (954)447-9109
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williams, Charles W. CPA
(Name – *if individual, state last, first, middle name*)

99 NE 17 Court Fort Lauderdale, Florida 33305
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 11 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark D. Schild, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schild Asset Management, Inc., as of December 31st., 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ada Valdes
Commission # DD322100
Expires June 16, 2008
Bonded Troy Fain - Insurance, Inc. 800-385-7019

Signature

Chief Executive Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHILD ASSET MANAGEMENT, INC.
AUDIT REPORT
DECEMBER 31, 2004

CHARLES V. WILLIAMS
CERTIFIED PUBLIC ACCOUNTANT
99 NE 17TH COURT
FT. LAUDERDALE, FL 33305

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Schild Asset Management, Inc.

I have audited the accompanying statement of financial condition of Schild Asset Management, Inc. as of December 31, 2004 and the related statements of income for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan the audit to obtain reasonable assurance about whether the financial statements are free to material mis-statement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Schild Asset Management, Inc. as of December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

I have examined the supplementary schedules, and, in my opinion, they present fairly the information included therein, in conformity with the rules of the Securities and Exchange Commission.

Charles V. Williams
Fort Lauderdale, Florida
February 10, 2005

SCHILD ASSET MANAGEMENT, INC.
INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2004

FINANCIAL STATEMENTS:

SUPPLEMENTARY SCHEDULES:

SCHILD ASSET MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash on deposit	$ 16,405.
Firm investment account(Note5)	100,346.
Due from Clearing Broker	122,133.
Investment NASD	20,100.
Fixed asset net of accumulated depreciation of $128,911.(Note2)	15,452.
Other assets	16,918.
	$291,354.

LIABILITIES AND STOCKHOLDERS EQUITY

Due to Clearing Broker	$ 22,369.
Accrued Salaries	9,365.
Accounts Payable	34,014.
Notes Payable-Officers(Note4)	54,695.
Commitments (note 3)	-0-
Stockholders Equity:	
Common Stock	$300,000.
Treasury Stock	(25,000.)
Retained earnings [deficit]	(104,089.)
	$291,354.

The accompanying notes are an integral part of these financial statements.

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SCHILD ASSET MANAGEMENT, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

REVENUES:

Commissions	$1,307,782.
Interest Income/Rebates	218,245.
Miscellaneous Income	5,972.
Total Revenue	$1,531,999.

EXPENSES:

Quotation Services	$ 60,832.
Salaries	776,521.
Rent	66,207.
Clearing Costs	232,097.
Depreciation and Amortization	30,048.
Other Expenses	373,107.
Total Expenses	$1,538,812.
Net Loss	(6,813.)

The accompanying notes are an integral part of these financial statements.

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SCHILD ASSET MANAGEMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Common Stock	Retained Earnings [deficit]	Total
Balance 01/01/04	$275,000.	[$ 97,276.]	$177,724.
Net Loss		[$ 6,813.]	[$ 6,813.]
Balance 12/31/04	$275,000.	[$104,089.]	$170,911.

The accompanying notes are an integral part of these financial statements.

SCHILD ASSET MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:	
Net Loss	$(6,813.)
Adjustment to reconcile net loss to net cash used in operating activities:	
Depreciation & Amortization	$ 30,048.
Increase in receivables	$(22,053.)
Increase in payables	$ 4,644.
Increase in investments	$(250.)
Increase in fixed assets	$(25,794.)
Increase in other assets	$(1,151.)
Net cash flows from operating activities	$(14,556.)
Net decrease in cash	$(21,369.)

The accompanying notes are an integral part of these financial statements.

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SCHILD ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying policies that affect the more significant elements of the Company's financial statements are summarized below. These policies have been applied on a consistent basis.

The Companies operated as a broker-dealer in securities and is so registered with the United States Securities and Exchange Commission, the Florida Division of Securities and the National Association of Securities Dealers, Inc. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

Pursuant to an agreement between the Company and its clearing broker, customer securities transactions are introduced and cleared on a fully-disclosed basis. The Company is exempt from provisions of Rule 15c3-4 under Section(k)(2)(B) and is not responsible for compliance with Section 4(c) of the Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by the clearing broker.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commission which requires that the Company's aggregate indebtedness as defined, shall not exceed 1500% of "Net Capital" was $120,443., and the "Required Net Capital," as defined, was $50,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was 102%.

Fixed assets are stated at cost. Depreciation is computed on the declining balance and straight line methods over the estimated useful lives of the assets. Expenditures for maintenance and repairs are charged to expense as incurred; expenditures for renewals and betterments are capitalized. The cost of assets sold, as well as the related accumulated depreciation, are removed from the accounts, with any gain or loss on disposition included in income.

SCHILD ASSET MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004

NOTE 2 - FIXED ASSETS:

Fixed assets at December 31, 2004 consisted of the following:

	Useful life 7 years
Equipment	$144,363.
Less accumulated depreciation	128,911.
Net book value	$ 15,452.

NOTE 3 - COMMITMENTS:

A) The Company's Pembroke Pines office is leased under an agreement through 05/01/08.

B) The Company's New Jersey office is leased under an agreement through 08/31/05.

NOTE 4 - NOTES PAYABLE TO OFFICERS:

This was a short term year end obligation for accrued salaries and was paid in full by February 10, 2004.

NOTE 5 - Firm's investment account consisted of a US Treasury Note, due 03/24/2005, in the face amount of $100,000.

SCHILD ASSET MANAGEMENT, INC.
DECEMBER 31, 2004

Reconciliation of difference in net capital computations pursuant to Rule 17A-5cd-4:

Net capital per company computation per 12/31/04 X17A-5 Part II A	$119,450.
Net capital per audit report	118,441.
Difference	$(**1,009.)**

Difference caused by various year end adjustments.

Subordinated Liabilities

There were no liabilities subordinated to the claims of general creditors at December 31, 2004 or at any time during the period then ended.

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SCHEDULE I

SCHILD ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2004

Total stockholders equity from Statement of Financial Condition	$170,911.
Deduct-non allowable assets and other charges (Exhibit I)	52,470.
Net Capital	**$118,441.**

COMPUTATION OF AGGREGATE INDEBTEDNESS

Due to clearing broker	$ 22,369.
Accounts Payable and Accruals	98,074.
Aggregate indebtedness	**$120,443.**

Ratios of aggregate indebtedness to net capital 102%

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Schedule I

Exhibit I

SCHILD ASSET MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15c3-1
DECEMBER 31, 2004

Non Allowable Assets and Other Charges

Fixed assets net of accumulated depreciation	$15,452.
Other Assets	37,018.
	$52,470.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
Information Relating to the Possession or Control Requirements Under Rule 15c3-3

The Company is not required to file the above Schedules as they are exempt from Rule 15c3-3 ck2B as all customer transactions are cleared through another Broker Dealer on a fully disclosed basis.

CHARLES V. WILLIAMS
CERTIFIED PUBLIC ACCOUNTANT
99 NE 17 COURT
FT LAUDERDALE, FL 33305

February 10,2005

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

TO THE BOARD OF DIRECTORS
OF SCHILD ASSET MANAGEMENT, INC.

I have examined the financial statements of Schild Asset Management, Inc. for the period ended December 31, 2004 and have issued out report thereon dated February 10, 2004. As part of our examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph.

In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purposes described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Schild Asset Management, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Charles V. Williams

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CHARLES V. WILLIAMS
CERTIFIED PUBLIC ACCOUNTANT
99 N.E. 17TH COURT
FT. LAUDERDALE, FLORIDA 33305

In plannning and performing my audit of the financial statements of Schild Asset Management, Inc. for the year ended December 31, 2004, I have considered its internal control structure and firm assets, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Regulation 1.16 of the CTFC, we have made study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the company that we considered relevant to the objectives stated in Regulation 1.16 in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statememts being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding firm assets, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for its purposes in accordance with the Commodity Exchange Act and related regulations and that practices and procedures that do not accomplish such objectives in all materials respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at December 31, 2004 to meet the CFTC's objectives.

Charles V. Williams
Fort Lauderdale, Florida
February 10,2004

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